UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MEDPACE HOLDINGS, INC.

(Name of Subject Company)

MEDPACE HOLDINGS, INC.

(Name of Persons Filing Statement)

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

58506Q109

(CUSIP Number of Class of Securities)

Stephen P. Ewald

General Counsel

Medpace Holdings, Inc.

5375 Medpace Way

Cincinnati, Ohio 45227

(513) 579-9911

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

F. Mark Reuter

Keating Muething & Klekamp PLL

One East Fourth Street, Suite 1400

Cincinnati, Ohio 45202

(513) 579-6400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the offer (the “Offer”) by Medpace Investors, LLC and August J. Troendle (collectively, the “Offeror”) to purchase for cash vested and outstanding options to purchase common stock, par value $0.01 per share of Medpace Holdings, Inc. (the “Options”) issued pursuant to the 2014 Equity Incentive Plan (the “2014 Plan”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2019. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Schedule TO.

Item 1.	Subject Company Information.

(a) Name and address. The name of the subject company to which this Schedule 14D-9 relates is Medpace Holdings, Inc., a Delaware corporation (“Medpace Holdings”). Its principal executive offices are located at 5375 Medpace Way and its telephone number is (513) 579-9911.

(b) Securities. As of August 5, 2019, the latest practicable date prior to the filing of this Schedule 14D-9, there were 879,093 Options issued and outstanding under the 2014 Plan of which there were Eligible Options to purchase up to 843,913 shares of Medpace Holdings common stock.

Item 2.	Identity and Background of Filing Person.

(a) Name and address. Medpace Holdings, the subject company, is the person filing this Schedule 14D-9. Medpace Holdings’ name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference. Medpace Holdings’ website address is www.Medpace.com. The information on Medpace Holdings’ website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

(d) Tender offer. The information relating to the Offer and the Eligible Options set forth in the section entitled “The Offer” in the Offer to Purchase included as Exhibit (a)(1) (the “Offer to Purchase”) to the Schedule TO is incorporated into this Schedule 14D-9 by reference.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

(d) Conflicts of interest. The information set forth in Medpace Holdings’ Definitive Proxy Statement on Schedule 14A filed with the SEC on April 3, 2019 (the “Proxy”), and in particular the sections of the Proxy entitled “2018 Summary Compensation Table” and “Certain Relationships” and the information set forth in the section of the Schedule TO entitled “Past Contracts, Negotiations and Transactions” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options” is incorporated into this Schedule 14D-9 by reference.

Item 4.	The Solicitation or Recommendation.

(a) The Solicitation or recommendation. Medpace Holdings makes no recommendation, expresses no opinion and remains neutral regarding whether Eligible Employees (as defined in the Schedule TO) should participate in the Offer.

(b) Reasons. In connection with the commencement of the Offer, the Medpace Holdings’ board of directors held a meeting with senior management to review, evaluate and consider numerous factors including the context and terms of the Offer, the terms governing the Options and relevant provisions of the 2014 Plan. It is the determination of the person filing this Schedule 14D-9 that an Eligible Employee’s decision on whether or not to tender Options in the Offer is a personal investment decision based upon each such Eligible Employee’s particular circumstances.

(c) Intent to tender. The Offer is open to all Eligible Employees who validly tender and do not validly withdraw their Eligible Options in a jurisdiction where the Offer is permitted. No affiliate, executive officer or director of Medpace Holdings is participating in the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. No persons were employed, retained or compensated by Medpace Holdings to make solicitations or recommendations in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company.

(b) Securities transactions. Based on Medpace Holdings’ records and information provided to Medpace Holdings by its affiliates, directors and executive officers, neither Medpace Holdings nor, to the best of its knowledge after reasonable inquiry, any of its affiliates, directors or executive officers, have effected any transactions in the Options during the 60 days before the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(d) Subject company negotiations. Medpace Holdings is not undertaking or engaged in any negotiations in response to the Offer, nor does Medpace Holdings anticipate entering into any transaction, board resolution, agreement in principle or signed contract in response to the Offer.

Item 8.	Additional Information.

Forward-Looking Statements

This Schedule 14D-9 includes “forward-looking statements.” All statements, other than statements of historical facts, included in this Schedule 14D-9 that address future expectations, beliefs, goals, plans or prospects of the board or management of Medpace Holdings constitute forward-looking statements. Readers can identify these statements by forward-looking words such as “may,” “could,” “should,” “would,” “intend,” “will,” “expect,” “anticipate,” “plan,” “believe,” “estimate,” “continue” or similar words. These statements include, but are not limited to, forward-looking statements about the Offer, and are subject to the risk factors detailed in Part I, Item 1A, “Risk Factors,” of Medpace Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (as filed with the SEC on February 26, 2019) and other risk factors and information identified herein or from time to time in Medpace Holdings’ filings with the SEC. Readers should carefully review these risk factors, and should not place undue reliance on forward-looking statements. These forward-looking statements are based on information, plans and estimates at the date of this communication. Medpace Holdings undertakes no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(e)(1)	Schedule TO of Medpace Investors, LLC and August J. Troendle (filed on August 7, 2019 with the SEC and incorporated by reference herein).

(e)(2)	Definitive Proxy Statement on Schedule 14A of Medpace Holdings, Inc. (filed on April 3, 2019 with the SEC and incorporated by reference herein).

[Signature Page Follows]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDPACE HOLDINGS, INC.

Dated: August 8, 2019	/s/ August J. Troendle
Name: August J. Troendle
Title: President, Chief Executive Officer and Chairman of the Board of Directors